Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE

UNAUDITED FULL YEAR 2012 FINANCIAL RESULTS ON

FEBRUARY 27

– Earnings Call to Begin at 8:00 A.M. EST –

Singapore, Singapore – February 14, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it will be releasing its unaudited full year 2012 financial results on Wednesday, February 27, 2013 before the market opens for trading. A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 27, 2013. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Benny H Goh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing 1-866-519-4004 (United States), 800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 97207568, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com